Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Tel: (212) 373-3000
Fax: (212) 757-3990
www.paulweiss.com
December 12, 2011
BY EDGAR AND BY FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Mr. Daniel F. Duchovny
Special Counsel

Re:	Emmis Communications Corporation
Schedule TO-I
Filed and amended December 2, 2011
File No. 005-43521
Dear Mr. Duchovny:
                         On behalf of Emmis Communications Corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to its Tender Offer Statement on Schedule TO (“Amendment No. 2”) of the Company. The Company previously filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) on December 1, 2011 and subsequently amended it on December 2, 2011 to add exhibits (as amended, the “Schedule TO”), relating to the offer by the Company to purchase up to $6.0 million aggregate purchase price of its 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 (the “Preferred Shares”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the “Offer”). The Company has reviewed this letter and authorized us to make the representations contained herein to you on its behalf.
                         Amendment No. 2 reflects the responses of the Company to comments received from the staff of the Commission (the “Staff”) with respect to the Schedule TO in a letter from Daniel F. Duchovny, dated December 7, 2011 (the “Comment Letter”). For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer

U.S. Securities and Exchange Commission
Emmis Communications Corporation
December 12, 2011

to the captions and pages contained in Amendment No. 2 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2. The Company’s responses to the Staff’s comments are as follows:
Offer to Purchase
Cover Page
1.	In light of the wide price range within which you will accept tenders, please provide us with your analysis regarding whether you have adequately identified the offer price for the securities as required by Item 1004(a)(1)(ii) of Regulation M-A. In your analysis, please address how your offer structure comports to previous no-action and interpretive positions the Staff has taken.

Response:	The Company confirms to the Staff that it will raise the minimum price in the Offer to $14.00 per share, which results in a range that is equal to approximately 11.2% of the minimum. The Offer to Purchase, as amended by Amendment No. 2 (the “Amended Offer to Purchase”) states that to the extent that Preferred Shares have been previously tendered at prices less than $14.00 per share, such shares will be deemed tendered at $14.00 per share. Conforming disclosures have been made throughout the Amended Offer to Purchase. The current Expiration Date of the Offer, which is December 30, 2011, will be more than 10 business days after the change is made.
Summary Term Sheet, page i
2.	Refer to the final bullet point on page iv. Please state whether you have any current plans (at any stage of development or preparation) to effect any of the items numbered (i)-(vi).

Response:	The Company confirms to the Staff that currently, its Board of Directors and management do not have any plans to effect any of the items numbered (i)-(vi), and, as reflected in both the Offer to Purchase and the Amended Offer to Purchase, they have not made any determination to seek the approval of the holders of Preferred Stock with respect to any of these matters.
Conditions of the Offer, page 16
3.	We note that, pursuant to the first bullet point on page 16, the offer is subject to a financing condition. Generally, when an offer is not financed, or when a

U.S. Securities and Exchange Commission
Emmis Communications Corporation
December 12, 2011

bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response:	The Offer to Purchase states that the Company is not required to consummate the Offer if “any of the conditions precedent under the Notes Facility for the borrowing of aggregate proceeds under the Notes Facility that are sufficient to fund the purchase of the Preferred Shares in the Offer and to pay all related fees and expenses shall not have been satisfied.” The Company confirms its understanding that the removal of the foregoing condition would constitute a material change and that it would be required to promptly file an amendment to its Schedule TO disclosing this material change. The Company confirms that it will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, the Company confirms that, following disclosure of such change, either five business days will remain in the Offer or the Offer will be extended so that at least five business days remain in the Offer.
4.	We note the conditions on page 17 that relate to the commencement or declaration of war or any material escalation which had commenced prior to December 1, 2011. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. Please tell us what consideration you have given to revising the conditions such that they are not overly broad as to render your offer illusory.

Response:	In response to the Staff’s comment, the Company has amended these conditions on pages xi and 17 of the Amended Offer to Purchase to specify that a reasonable likelihood that such occurrences would need to have a material and adverse effect on the Company’s business, the trading in the Preferred Shares or on the Company’s ability to complete the Offer in order to trigger the relevant conditions.
5.	We note your final condition relating to a Rule 13e-3 transaction or the delisting of the preferred stock from Nasdaq-GS. We also note the

U.S. Securities and Exchange Commission
Emmis Communications Corporation
December 12, 2011

subsequent paragraph in which you state that you may waive conditions. Please tell us whether you may waive the above-referenced condition and the effect such a waiver would have on your offer given the likelihood that your offer may be subject to Rule 13e-3 as a result of the waiver.

Response:	In response to the Staff’s comment, the Company confirms that it will not waive this condition.
6.	We refer to the last paragraph on page 17. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase “regardless of the circumstances, including action or inaction by us, giving rise to any such condition” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your action or inaction.

Response:	In response to the Staff’s comment, the Company has amended the Offer to Purchase on pages xi, 16, 17 and 18 to delete the reference to “action or inaction” by the Company giving rise to a condition to the Offer.
7.	We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” This disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Make a similar revisions to your offer document, as necessary.

Response:	In response to the Staff’s comment, the Company has amended the Offer to Purchase on page 18 to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the Offer.
8.	We note the language in the last paragraph in this section that the your failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than

U.S. Securities and Exchange Commission
Emmis Communications Corporation
December 12, 2011

waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response:	See response to Comment 9, below.
9.	With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response:	The Company acknowledges that holders of the Preferred Shares should know when a condition is triggered by events that occur during the Offer period and how the Company intends to proceed promptly, rather than waiting until the end of the Offer Period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Currently, the Offer to Purchase states that the Company is not required to complete the Offer if “the closing sale price of the Preferred Shares on the Nasdaq-GS exceeded $15.56 for any five or more trading days on or after November 30, 2011 and on or prior to the Expiration Date” (the “Closing Price Condition”). The Closing Price Condition has been triggered, because the closing sale price of the Preferred Shares has exceeded $15.56 for more than five trading days on or after November 30, 2011 (although on a number of those days, no Preferred Shares traded). Nevertheless, for the reasons discussed below, the Company believes that, under the circumstances, it is appropriate to be permitted to retain the Closing Price Condition, so long as holders are notified that the Closing Price Condition has been triggered. The Company would permit the Offer to remain open for not less than five full business days following a waiver of the Closing Price Condition.

The Company is aware that a number of holders of Preferred Shares have been collaborating with respect to the Offer as well as prior to the launch of the Offer with respect to the various privately negotiated transactions (defined below as the “Transactions” in the Company’s response to Comment 11) that the Company entered into with respect to the Preferred

U.S. Securities and Exchange Commission
Emmis Communications Corporation
December 12, 2011

Shares. Some of these holders were likely among those approached individually by the Company in connection with the Transactions. The Company has obtained a copy of a letter, dated November 22, 2011, which was sent to the Staff by Mr. James Moloney of Gibson, Dunn & Crutcher LLP, who states that he is acting as counsel to various holders of Preferred Shares (the “Preferred Holders Group”), including Zazove Associates, LLC (“Zazove”) and Corre Partners Management, LLC (“Corre”). The retention of common counsel is a strong indication that a “group” has formed for purposes of Rule 13d-3 under the Exchange Act.[1] As a result, it appears that the Preferred Holders Group has organized and likely has made some arrangement or understanding with respect to voting, acquiring, holding or disposing of the Preferred Shares. Since the Preferred Holders Group has not yet filed a Statement on Schedule 13D with respect to the Preferred Shares (which are registered under the Exchange Act and are voting securities having the right to vote to elect two directors to the Company’s Board of Directors), the Company and other holders of Preferred Shares do not know what the plans of the Preferred Holders Group are with respect to the Preferred Shares. The Company’s calls to Zazove and Corre have not been returned, and the efforts of the Company’s financial advisors to contact them have also been ignored.

As a result, the Company is not sure exactly what to make of the recent unusual trading activity in the Preferred Shares. Historically, daily trading volume in the Preferred Shares has averaged less than 4,500 shares, and on most days, the trading volume is in the hundreds of shares. On November 30, the day of the announcement of the Offer, more than 50,000 Preferred Shares were traded at a price of $15.60 per share, and for seven out of the eight trading days since that date, the closing price has been $15.60. The Company is also aware of a standing bid for the Preferred Shares at $15.60 that has been put in by an anonymous investor or group of investors. In addition, the Company has been informed by certain shareholders that Zazove has been contacting a number of holders of Preferred Shares, including some with fewer than 12,500 shares. The effect of this standing bid and widespread solicitation may be the same as that of a competing tender offer, since the standing bid is a publicized and widespread solicitation of an offer to purchase all of the Preferred Shares of all of the holders at a fixed price, without withdrawal rights. It is possible that the Preferred Holders Group is conducting a “street sweep” of the remaining Preferred Shares.[1]

[1]	Schaffer v. CC Invs., 99 Civ. 2821 (VM), 2002 U.S. Dist. LEXIS 24511 (S.D.N.Y. Dec. 19, 2002); Champion Parts Rebuilders, Inc. v. Cormier Corp., 661 F.Supp. 825, 850 (N.D. Ill. 1987).
[2]	It is interesting to note that because some of the various holders being contacted by the Preferred Holders Group have not had prior dealings with Zazove and Corre with

U.S. Securities and Exchange Commission
Emmis Communications Corporation
December 12, 2011

Because of this very unusual trading activity and the uncertainty associated with the strong likelihood that the Preferred Holders Group is conducting an undisclosed competing tender offer that does not comply with Regulation 14D, under the circumstances, the Company believes it is appropriate to be permitted to maintain the Closing Price Condition, at least until it has more information regarding the intentions, aggregate holdings, purchase activity and composition of the Preferred Holders Group (which should occur once the Preferred Holders Group files a Statement on Schedule 13D with respect to their holdings of Preferred Shares).
Source and Amount of Funds, page 19
10.	We note your disclosure that interest on the Notes is not payable in cash. Please disclose how the interest will be paid.

Response:	In response to the Staff’s comment, the Company has amended the Offer to Purchase on page 20 to indicate that the interest will be paid in the form of additional Notes.
Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares of the Company, page 23
11.	We note you entered into total return swaps and voting agreements with respect to the preferred stock which resulted in your ability to direct the vote of 1,484,679 shares. It has come to our attention that you attempted to engage in similar transactions with other holders of preferred stock. Please provide us your detailed legal analysis of the applicability of Rule 13e-3 to the acquisitions of shares prior to the tender offer, including attempts ultimately did not result in your acquisition of shares, and this tender offer. In your analysis, please address whether this tender offer combined with your prior acquisitions constitutes a “series of transactions” subject to Rule 13e-3.

Response:	Prior to the commencement of the Offer, in connection with inquiries from the Staff with respect to certain privately-negotiated purchase and other transactions with holders pre-commencement transactions (the “Transactions”).

respect to the Preferred Shares and have not received a copy of the November 22 letter from Mr. Moloney, any such holders who sell their Preferred Shares to the Preferred Holders Group pursuant to the standing order would not likely be aware of why the Preferred Shares might be valuable to the Preferred Holders Group.

U.S. Securities and Exchange Commission
Emmis Communications Corporation
December 12, 2011

We have advised the Company that neither the Transactions nor the Offer constitute a Rule 13e-3 transaction.

Rule 13e-3 provides that a “Rule 13e-3 transaction” is a transaction or series of transactions with respect to an equity security involving the purchase of, tender for or solicitation of proxies with respect to such security which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:
•	Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 under the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act; or suspension under Rule 12h-3 or section 15(d) of the Exchange Act; or

•	Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Company did not intend for the Transactions or the Offer to result in the termination of Exchange Act registration of the Preferred Shares, nor was there a reasonable likelihood of such termination. Prior to the commencement of the Transactions, as of November 3, 2011, there were 198 record holders of the Preferred Shares. As such, the Preferred Shares were already eligible for termination of registration under Rule 12g-4 of the Exchange Act, since there were already fewer than 300 record holders prior to the Transactions and the Offer. Therefore, neither the Transactions nor the Offer could result in the Preferred Shares becoming eligible for termination of Exchange Act registration. If the Company had intended for the Preferred Shares to be deregistered, it could have done so in the absence of the Transactions or the Offer.

The Preferred Shares are currently listed under the symbol “EMMSP” on the NASDAQ Global Select Market. The Company did not intend for the

U.S. Securities and Exchange Commission
Emmis Communications Corporation
December 12, 2011

Transactions or the Offer to result in the delisting of the Preferred Shares from the NASDAQ Global Select Market. Under NASDAQ Rule 5460(a), in order for the Preferred Stock to remain listed on the NASDAQ Global Select Market, the following continued listing criteria must be fulfilled:
•	there must be at least 100,000 Publicly Held Shares (as defined in the NASDAQ Rules);

•	the market value of Publicly Held Shares must be at least $1,000,000;

•	the Preferred Shares must have a minimum bid price of at least $1 per share;

•	there must be at least 100 Public Holders (as defined in the NASDAQ Rules) of Preferred Shares; and

•	there must be at least two registered and active market makers.

With respect to the Transactions, since only five holders entered into the Purchase Agreements and most of those holders were large holders, the number and market value of Publicly Held Preferred Shares and the number of Public Holders of Preferred Shares could not have been reduced by the Transactions to such an extent as to result in non-compliance with Rule 5460(a).

Having discussed the listing standards with the NASDAQ staff in the past several weeks in the context of the Transactions and the Offer, the Company will work to ensure that the Preferred Shares will continue to meet the above criteria for listing on the NASDAQ Global Select Market. In the original Offer to Purchase, the Company stated that it does not intend for the Offer to cause the Preferred Shares to be delisted (pages vi, ix, xiv and 7 of the Amended Offer to Purchase). As described in the original Offer to Purchase, it is furthermore a condition precedent to the completion of the Offer that the Company not determine, in its reasonable judgment, that the consummation of the Offer and the purchase of the Preferred Shares may (1) cause the Offer to be a “Rule 13e-3 transaction” for purposes of Rule 13e-3 under the Exchange Act or (2) cause the Preferred Shares to be delisted from the NASDAQ Global Select Market (pages iii, vi, ix, xi, xiv, 7 and 18 of the Amended Offer to Purchase). The Company has also stated in the original Offer to Purchase that it intends to use commercially reasonable efforts to maintain the listing of the Preferred Shares on the NASDAQ Global Select Market once the Offer closes

U.S. Securities and Exchange Commission
Emmis Communications Corporation
December 12, 2011

(pages vi, viii, xiii and 7 of the Amended Offer to Purchase). As stated on the cover of the Offer to Purchase and the Amended Offer to Purchase, the Company will also not give odd-lot holders priority in the Offer to the extent that giving such holders priority will result in non-compliance with the NASDAQ Global Select Market listing standards. Also, as discussed in the Company’s response to Comment 5, above, the Company confirms that it will not waive the condition relating to Rule 13e-3.

Finally, although the Amended Offer to Purchase states that a future amendment of the covenants applicable to the Preferred Shares may cause the value of the Preferred Shares to decline, because of the current trading price of the Preferred Shares and the convertibility of the Preferred Shares into 2.44 shares of the Company’s Class A common stock, the Company does not believe it is likely that any such future amendment is likely to cause a delisting of the Preferred Shares. In any event, the Company’s Board of Directors has not made a determination to seek the approval of the holders of Preferred Shares with respect to any matters, let alone any amendments to covenants applicable to the Preferred Shares.

Because the Company did not intend for the Transactions or the Offer to result in the delisting or eligibility for deregistration of the Preferred Shares and because neither the Transactions nor the Offer would likely result in such delisting or eligibility for deregistration, neither the Transactions nor the Offer are Rule 13e-3 transactions. Furthermore, management and the Board of Directors of the Company have not considered causing deregistration or delisting of the Preferred Shares, so the Transactions and the Offer cannot be viewed as part of a series of transactions that would have the result of a delisting or deregistration of the Preferred Shares.
12.	Please revise your disclosure to provide the price per share paid with respect to each security holder with which you entered into total return swaps and voting agreements.

Response:	In response to the Staff’s comment, the Company has amended the Offer to Purchase on pages 26 to provide the price per share paid with respect to each holder of Preferred Shares for each of the Transactions.
*     *     *
          In connection with the foregoing responses, the Company represents and acknowledges that:

U.S. Securities and Exchange Commission
Emmis Communications Corporation
December 12, 2011

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding the Schedule TO or the responses contained in this letter, please call the undersigned at (212) 373-3026.

Sincerely,
/s/ James M. Dubin
James M. Dubin, Esq.
of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

cc:	Lawrence G. Wee, Esq. J. Scott Enright, Esq. (Emmis Communications Corporation) James A. Strain, Esq. (Taft Stettinius & Hollister LLP)